UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2024

Commission File Number: 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

KNOT OFFSHORE PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2024

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT:

●	FORM F-3 (NO. 333-274460) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON SEPTEMBER 11, 2023.

Unaudited Condensed Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2024 and 2023

(U.S. Dollars in thousands, except per unit amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2024	2023	2024	2023
Operating revenues: (Notes 3 and 4)
Time charter and bareboat revenues	$73,437	$69,924	$146,799	$132,857
Voyage revenues	351	1,585	3,066	8,839
Loss of hire insurance recoveries (Note 5)	78	1,424	78	2,335
Other income	554	891	1,109	973
Total revenues	74,420	73,824	151,052	145,004
Operating expenses:
Vessel operating expenses	26,952	25,287	52,861	44,730
Voyage expenses and commission	584	159	2,219	4,855
Depreciation	27,748	28,107	55,490	55,836
Impairment (Note 19)	16,384	49,649	16,384	49,649
General and administrative expenses	1,426	1,838	3,063	3,488
Total operating expenses	73,094	105,040	130,017	158,558
Operating income (loss)	1,326	(31,216)	21,035	(13,554)
Finance income (expense): (Note 6)
Interest income	897	861	1,725	1,544
Interest expense (Note 6)	(16,863)	(18,107)	(34,328)	(35,476)
Other finance income (expense) (Note 6)	177	(112)	(92)	(184)
Realized and unrealized gain (loss) on derivative instruments (Note 7)	1,797	8,124	6,799	5,814
Net gain (loss) on foreign currency transactions	28	109	(198)	(27)
Total finance expense	(13,964)	(9,125)	(26,094)	(28,329)
Income (loss) before income taxes	(12,638)	(40,341)	(5,059)	(41,883)
Income tax benefit (expense) (Note 9)	(213)	(49)	(354)	196
Net income (loss)	$(12,851)	$(40,390)	$(5,413)	$(41,687)
Series A Preferred unitholders’ interest in net income (loss)	$1,700	$1,700	$3,400	$3,400
General Partner’s interest in net income (loss)	(269)	(777)	(163)	(832)
Limited Partners’ interest in net income (loss)	(14,282)	(41,313)	(8,650)	(44,225)
Earnings per unit (Basic): (Note 15)
Common unit (basic)	$(0.42)	$(1.21)	$(0.25)	$(1.30)
Class B unit (basic)	$—	$—	$—	$—
General Partner unit (basic)	$(0.42)	$(1.21)	$(0.25)	$(1.30)
Earnings per unit (Diluted): (Note 15)
Common unit (diluted)	$(0.42)	$(1.21)	$(0.25)	$(1.30)
Class B unit (diluted)	$—	$—	$—	$—
General Partner unit (diluted)	$(0.42)	$(1.21)	$(0.25)	$(1.30)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three and Six Months Ended June 30, 2024 and 2023

(U.S. Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2024	2023	2024	2023
Net income (loss)	$(12,851)	$(40,390)	$(5,413)	$(41,687)
Other comprehensive income, net of tax	—	—	—	—
Comprehensive income (loss)	$(12,851)	$(40,390)	$(5,413)	$(41,687)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2024, and December 31, 2023

(U.S. Dollars in thousands)

(U.S. Dollars in thousands)	At June 30, 2024	At December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents (Note 8)	$56,619	$63,921
Amounts due from related parties (Note 13)	784	348
Inventories (Note 11)	3,717	3,696
Derivative assets (Notes 7 and 8)	12,593	13,019
Other current assets (Note 17)	10,698	8,795
Total current assets	84,411	89,779

Long-term assets:
Vessels, net of accumulated depreciation (Notes 10 and 19)	1,421,256	1,492,998
Right-of-use assets (Note 4)	1,730	2,126
Deferred tax assets (Note 9)	3,812	4,358
Derivative assets (Notes 7 and 8)	6,406	7,229
Total long-term assets	1,433,204	1,506,711
Total assets	$1,517,615	$1,596,490

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable (Note 17)	$5,475	$10,243
Accrued expenses (Note 18)	9,717	14,775
Current portion of long-term debt (Notes 8 and 12)	89,157	98,960
Current lease liabilities (Note 4)	1,096	982
Income taxes payable	25	44
Prepaid charter and deferred revenue	2,354	467
Amount due to related parties (Note 13)	3,859	2,106
Total current liabilities	111,683	127,577

Long-term liabilities:
Long-term debt (Notes 8 and 12)	806,214	857,829
Lease liabilities (Note 4)	634	1,144
Deferred tax liabilities (Note 9)	121	127
Deferred revenues	2,102	2,336
Total long-term liabilities	809,071	861,436
Total liabilities	920,754	989,013
Commitments and contingencies (Note 14)
Series A Convertible Preferred Units	84,308	84,308
Equity:
Partners’ capital:
Common unitholders	499,593	510,013
Class B unitholders (1)	3,871	3,871
General partner interest	9,089	9,285
Total partners’ capital	512,553	523,169
Total liabilities and equity	$1,517,615	$1,596,490
(1)

On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK, and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). As of June 30, 2024, 420,675 of the Class B Units had been converted to common units.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

for the Three and Six Months Ended June 30, 2024 and 2023

(U.S. Dollars in thousands)

	Partners’ Capital			Accumulated		Series A
			General	Other	Total	Convertible
(U.S. Dollars in thousands)	Common	Class B	Partner	Comprehensive	Partners’	Preferred
Three Months Ended June 30, 2023 and 2024	Units	Units	Units	Income (Loss)	Capital	Units
Consolidated balance at March 31, 2023	$550,095	$3,871	$10,039	$—	$564,005	$84,308
Net income (loss)	(41,313)	—	(777)	—	(42,090)	1,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(16)	—	(901)	(1,700)
Consolidated balance at June 30, 2023	$507,897	$3,871	$9,246	$—	$521,014	$84,308

Consolidated balance at March 31, 2024	$514,760	$3,871	$9,374	$—	$528,005	$84,308
Net income (loss)	(14,282)	—	(269)	—	(14,551)	1,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(16)	—	(901)	(1,700)
Consolidated balance at June 30, 2024	$499,593	$3,871	$9,089	$—	$512,553	$84,308

Six Months Ended June 30, 2023 and 2024
Consolidated balance at December 31, 2022	$553,922	$3,871	$10,111	$—	$567,904	$84,308
Net income (loss)	(44,255)	—	(832)	—	(45,087)	3,400
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(1,770)	—	(33)	—	(1,803)	(3,400)
Consolidated balance at June 30, 2023	$507,897	$3,871	$9,246	$—	$521,014	$84,308

Consolidated balance at December 31, 2023	$510,013	$3,871	$9,285	$—	$523,169	$84,308
Net income (loss)	(8,650)	—	(163)	—	(8,813)	3,400
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(1,770)	—	(33)	—	(1,803)	(3,400)
Consolidated balance at June 30, 2024	$499,593	$3,871	$9,089	$—	$512,553	$84,308

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2024 and 2023

(U.S. Dollars in thousands)

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2024	2023
OPERATING ACTIVITIES
Net income (loss) (1)	$(5,413)	$(41,687)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation	55,490	55,836
Impairment	16,384	49,649
Amortization of contract intangibles / liabilities	—	(583)
Amortization of deferred revenue	(234)	(234)
Amortization of deferred debt issuance cost	1,089	1,355
Drydocking expenditure	(58)	(10,701)
Income tax (benefit) expense	354	(196)
Income taxes paid	(23)	(414)
Unrealized (gain) loss on derivative instruments	1,251	729
Unrealized (gain) loss on foreign currency transactions	148	(43)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(436)	(430)
Decrease (increase) in inventories	(20)	2,663
Decrease (increase) in other current assets	(1,907)	6,904
Increase (decrease) in trade accounts payable	(4,636)	2,626
Increase (decrease) in accrued expenses	(5,058)	3,226
Increase (decrease) prepaid charter	1,887	3,318
Increase (decrease) in amounts due to related parties	1,754	43
Net cash provided by operating activities	60,572	72,061

INVESTING ACTIVITIES
Additions to vessel and equipment	(75)	(2,744)
Net cash used in investing activities	(75)	(2,744)

FINANCING ACTIVITIES
Proceeds from long-term debt	60,000	240,000
Repayments of long-term debt	(121,971)	(286,078)
Payment of debt issuance cost	(536)	(2,466)
Cash distributions	(5,203)	(5,203)
Net cash used in financing activities	(67,710)	(53,747)
Effect of exchange rate changes on cash	(89)	(25)
Net increase (decrease) in cash and cash equivalents	(7,302)	15,545
Cash and cash equivalents at the beginning of the period	63,921	47,579
Cash and cash equivalents at the end of the period	$56,619	$63,124
(1)	Included in net income (loss) is interest paid amounting to $33.6 million and $34.0 million for the six months ended June 30, 2024 and 2023, respectively.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements

1)	Description of Business

KNOT Offshore Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Republic of the Marshall Islands. The Partnership was formed for the purpose of acquiring 100% ownership interests in four shuttle tankers owned by Knutsen NYK Offshore Tankers AS (“KNOT” or “Knutsen NYK”) in connection with the Partnership’s initial public offering of its common units (the “IPO”), which was completed on April 15, 2013.

As of June 30, 2024, the Partnership had a fleet of eighteen shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen, the Tove Knutsen and the Synnøve Knutsen, each referred to as a “Vessel” and, collectively, as the “Vessels”. The Vessels operate under fixed charter contracts to charterers, with expiration dates between 2024 and 2030. Please see Note 4—Operating Leases.

On September 3, 2024, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, sold to KNOT all outstanding shares in KNOT Shuttle Tankers 20 AS, the company that owns the Dan Cisne, and simultaneously acquired from KNOT all outstanding shares in KNOT Shuttle Tankers 31 AS, the company that owns the Tuva Knutsen. Please see Note 20—Subsequent Events. The sale of the Dan Cisne will be accounted for as a sale of an asset, and the acquisition of the Tuva Knutsen will be accounted for as an acquisition of an asset. As a result, the Partnership will record the results of operations of the Tuva Knutsen in its consolidated statement of operations from September 3, 2024. Correspondingly, the Partnership will cease recording the results of operations of the Dan Cisne in its consolidated statement of operations after September 3, 2024.

The unaudited condensed consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements, any vessel sales and the proceeds of any debt or equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows, working capital requirements and ongoing obligations under the Partnership’s lease obligations and financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units assuming the Partnership is able to timely refinance its maturing credit facilities on similar terms as its existing facilities. Accordingly, as of September 18, 2024, the Partnership believes that its current resources, including the undrawn portion of its revolving credit facilities of $10 million, are sufficient to meet working capital requirements and other cash requirements for its current business for at least the next twelve months. See Note 12—Long-Term Debt.

2)	Summary of Significant Accounting Policies

(a)Basis of Preparation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for financial information. In the opinion of management of the Partnership, all adjustments considered necessary for a fair presentation, which are of normal recurring nature, have been included. All intercompany balances and transactions are eliminated. The unaudited condensed consolidated financial statements do not include all the disclosures and information required for a complete set of annual financial statements; and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2023, which are included in the Partnership’s Annual Report on Form 20-F (the “2023 20-F”).

(b)Significant Accounting Policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Partnership’s audited consolidated financial statements for the year ended December 31, 2023, as contained in the 2023 20-F.

(c)Recent Accounting Pronouncements

For more information, please see the 20-F for 2023 about recently adopted accounting standards.

Accounting pronouncements not yet adopted

Other recently issued accounting pronouncements are not expected to materially impact the Partnership.

3)Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. As of June 30, 2024 and 2023, the Partnership’s fleet consisted of eighteen vessels, and operated under time charters and bareboat charters. In both time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Vessels will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

The following table presents time charter and bareboat revenues and percentages of revenues for material customers that accounted for more than 10% of the Partnership’s consolidated revenues during the three and six months ended June 30, 2024 and 2023. All of these customers are subsidiaries of major national or international oil companies.

	Three Months Ended June 30,				Six Months Ended June 30,
(U.S. Dollars in thousands)	2024		2023		2024		2023
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	$11,174	15%	$12,625	18%	$23,019	15%	$23,996	17%
Equinor ASA	14,067	19%	8,661	12%	24,140	16%	17,856	13%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V., combined with Repsol Trading S.A.	10,270	14%	10,010	14%	20,528	14%	16,706	12%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	18,004	24%	4,687	7%	32,343	22%	8,765	6%
KNOT	7,495	10%	7,607	11%	14,311	10%	13,923	10%
Chartering and Shipping Service S.A., a subsidiary of TotalEnergies	4,514	6%	14,424	20%	8,995	6%	28,689	20%

The Partnership has financial assets that expose it to credit risk arising from possible default by a counterparty. The Partnership considers its counterparties to be creditworthy banking and financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The maximum loss due to credit risk that the Partnership would incur if counterparties failed completely to perform would be the carrying value of cash and cash equivalents, and derivative assets. The Partnership, in the normal course of business, does not demand collateral from its counterparties.

4)Operating Leases

Revenues

The Partnership’s primary source of revenues is chartering its shuttle tankers to its customers. The Partnership primarily uses two types of contracts, time charter contracts and bareboat charter contracts. The Partnership’s time-charter contracts include both a lease component, consisting of the bareboat element of the contract, and non-lease component, consisting of operation of the Vessel for the customers, which includes providing the crewing and other services related to the Vessel’s operations, the cost of which is included in the daily hire rate, except when off hire.

The following table presents the Partnership’s revenues by time charter and bareboat charters and other revenues for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended June 30,		Six Months Ended June 30,
(U.S. Dollars in thousands)	2024	2023	2024	2023
Time charter revenues (service element included)	$71,075	$61,667	$141,926	$113,325
Bareboat revenues	2,362	8,257	4,873	19,532
Total time charter and bareboat revenues	73,437	69,924	146,799	132,857
Other revenues (voyage revenues, loss of hire insurance recoveries and other income)	983	3,900	4,253	12,147
Total revenues	$74,420	$73,824	$151,052	$145,004

As of June 30, 2024, the minimum contractual future revenues to be received from time charters and bareboat charters during the next five years and thereafter are as follows (including service element of the time charter, but excluding unexercised customer option periods and excluding any contracted revenues signed after June 30, 2024):

(U.S. Dollars in thousands)
2024 (excluding the six months ended June 30, 2024)	$134,060
2025	252,300
2026	214,812
2027	105,696
2028	39,363
2029 and thereafter	27,136
Total	$773,367

The minimum contractual future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum contractual future revenues are calculated based on certain assumptions such as operating days per year. In addition, minimum contractual future revenues presented in the table above have not been reduced by estimated off hire time for periodic maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

The Partnership’s fleet as of June 30, 2024 consisted of:

●	the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011 that is currently operating under a time charter contract with Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell (“Shell”), that expires in January 2025. Thereafter, the Windsor Knutsen will operate under a new time charter with an oil major to commence in the first half of 2025 for a fixed period of two years;
●	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter contract with Equinor ASA (“Equinor”) that expires in March 2026, with options for the charterer to extend the charter by two further one-year periods;
●	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter contract that expires in March 2026 with Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”);
●	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter that expires in August 2026 with Transpetro;
●	the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter contract that expires in January 2026 with Repsol Sinopec Brasil, B.V. a subsidiary of Repsol Trading S.A. (“Repsol”). Thereafter, the Carmen Knutsen will commence a new time charter with an oil major in Q1 2026 for a fixed period of four years plus a charterer’s option for one additional year;
●	the Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a rolling time charter contract with Knutsen Shuttle Tankers Pool AS that expires in January 2025 unless terminated by either party on giving not less than 30 days’ notice;
●	the Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter contract with Knutsen Shuttle Tankers Pool AS that expires in January 2025 unless terminated earlier by either party on giving not less than 30 days’ notice.

A time charter commencing Q4 2024 has been executed with Eni Trading and Shipping S.p.A. (“Eni”) in respect of the Torill Knutsen for a fixed period of three years plus three charterer’s options each of one year;
●	the Dan Cisne, a shuttle tanker built in 2011 that was operating under a time charter contract with Knutsen Shuttle Tankers Pool AS until the closing on September 3, 2024, of her sale to KNOT. See Note 20–Subsequent Events;
●	the Dan Sabia, a shuttle tanker built in 2012 that was received back by the Partnership via redelivery on July 10, 2024, following expiry of her bareboat contract with Transpetro. The Dan Sabia is being marketed for shuttle tanker operations principally in Brazil and remains available also for charter to KNOT (subject to negotiation and approvals) and short-term conventional tanker contracts;
●	the Ingrid Knutsen, a shuttle tanker built in 2013 that is currently operating under a rolling monthly time charter with Knutsen Shuttle Tankers Pool AS at a reduced charter rate, to expire upon her delivery to Eni in October 2024. On April 12, 2024, an agreement was reached with Eni, on terms no less favourable to the Partnership than applied previously, to delay delivery of Ingrid Knutsen until October 2024 for a time charter for a fixed period of two years plus two charterer’s options each of one year;
●	the Raquel Knutsen, a shuttle tanker built in 2015 that is currently operating under a time charter contract that expires in June 2025 with Repsol, with options to extend the charter until June 2030;
●	the Tordis Knutsen, a shuttle tanker built in 2016 that is currently operating under a time charter with Shell that expires in July 2028, with options to extend the charter until June 2031;
●	the Vigdis Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter with Shell that expires in March 2027;
●	the Lena Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter with Shell that expires in September 2028, with options to extend the charter until September 2031;
●	the Anna Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter contract with a wholly owned subsidiary of TotalEnergies that expires in April 2026, with TotalEnergies having an option to extend the charter for one one-year period;
●	the Brasil Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter contract with Petrorio Luxembourg Holding S.A.R.L. (“Petrorio”) that expires on or around May 2025, with two one-month options. The vessel will commence on a new time charter contract with Equinor in the third quarter of 2025 for a fixed period of two years, with options for the charterer to extend the charter by two further one-year periods;
●	the Tove Knutsen, a shuttle tanker built in 2020 that is currently operating under a time charter contract with Equinor that expires in November 2027, with options to extend the charter until November 2040; and
●	the Synnøve Knutsen, a shuttle tanker built in 2020 that is currently operating under a time charter contract with Equinor that expires in February 2027, with options to extend the charter until February 2042.

Furthermore, on September 3, 2024, the Partnership acquired from KNOT all outstanding shares in the owner of the Tuva Knutsen, a shuttle tanker built in 2021 that is currently operating under a time charter contract with TotalEnergies that expires in February 2026, with options to extend the charter until February 2036. As part of the terms of this acquisition, KNOT has guaranteed that, until September 3, 2031, daily charter hire to the Partnership in respect of Tuva Knutsen will be no less than what would be due from TotalEnergies assuming exercise of their relevant charterer’s options. See Note 20–Subsequent Events.

Lease obligations

The Partnership does not have any material leased assets but has some leased equipment on operational leases on the various ships operating on time charter contracts. As of June 30, 2024, the right-of-use asset and lease liability for operating leases was $1.7 million and are presented as separate line items on the balance sheets. The operating lease cost and corresponding cash flow effect for the three and six months ended June 30, 2024, was $0.3 million and $0.6 million, respectively. As of June 30, 2024, the weighted average discount rate for the operating leases was 7.3% and was determined using the expected incremental borrowing rate for a loan facility of similar term. As of June 30, 2024, the weighted average remaining lease term is 1.6 years.

A maturity analysis of the Partnership’s lease liabilities from leased-in equipment as of June 30, 2024 is as follows:

(U.S. Dollars in thousands)
2024 (excluding the six months ended June 30, 2024)	$592
2025	1,146
2026	93
Total	1,831
Less imputed interest	101
Carrying value of operating lease liabilities	$1,730

5)Insurance proceeds

Insurance claims for property damage for recoveries up to the amount of loss recognized are recorded when the claims submitted to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss of hire are recognized when the proceeds are received. As of June 30, 2024, and December 31, 2023, the Partnership had open insurance claims for hull and machinery recoveries of $1.1 million and $0.1 million, respectively, which were recorded as part of Other Current Assets. See Note 17(b)—Other Current Assets.

Loss of hire proceeds of $0.1 million for the three and six months ended June 30, 2024, related to the Brasil Knutsen, were recognized as a component of total revenues, since the day rates are recovered under terms of the policy.

Loss of hire proceeds of $1.4 million for the three months ended June 30, 2023, related to the Windsor Knutsen and the Lena Knutsen, were recognized as a component of total revenues, and loss of hire proceeds of $2.3 million for the six months ended June 30, 2023, related to the Synnøve Knutsen, the Windsor Knutsen and the Lena Knutsen, were recognized as a component of total revenues, since day rates are recovered under the terms of the policy.

6)Other Finance Expenses

(a)Interest Expense

The following table presents the components of interest expense as reported in the consolidated statements of operations for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2024	2023	2024	2023
Interest expense	$16,320	$17,349	$33,239	$34,121
Amortization of debt issuance cost and fair value of debt assumed	543	758	1,089	1,355
Total interest expense	$16,863	$18,107	$34,328	$35,476

(b)Other Finance Expense

The following table presents the components of other finance expense for three and six months ended June 30, 2024 and 2023:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2024	2023	2024	2023
Bank fees, charges (other income)	$(177)	$112	$92	$184
Total other finance (income) expense	$(177)	$112	$92	$184

7)Derivative Instruments

The unaudited condensed consolidated financial statements include the results of interest rate swap contracts to manage the Partnership’s exposure related to changes in interest rates on its variable rate debt instruments and the results of foreign exchange forward contracts to manage its exposure related to changes in currency exchange rates on its operating expenses, mainly crew expenses, in currency other than the U.S. Dollar and on its contract obligations. The Partnership does not apply hedge accounting for derivative instruments. The Partnership does not speculate using derivative instruments.

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Partnership exposes itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative instrument is negative, the Partnership owes the counterparty, and, therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Partnership do not contain credit risk-related contingent features. The Partnership has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Partnership assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.

The Partnership has historically used variable interest rate mortgage debt to finance its vessels. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership has entered into interest rate swap contracts which are based on the Secured Overnight Financing Rate (“SOFR”) in order to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of SOFR. These swaps change a portion of the Partnership’s total variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the Partnership receives SOFR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

As of June 30, 2024, and December 31, 2023, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $389.3 million and $426.5 million, respectively. As of June 30, 2024, and December 31, 2023, the carrying amount of the interest rate swap contracts was a net asset of $19.0 million and $20.2 million, respectively. See Note 8—Fair Value Measurements.

Changes in the fair value of interest rate swap contracts are reported in realized and unrealized gain (loss) on derivative instruments in the same period in which the related interest affects earnings.

The Partnership and its subsidiaries utilize the U.S. Dollar as their functional and reporting currency, because all of their revenues and the majority of their expenditures, including the majority of their investments in vessels and their financing transactions, are denominated in U.S. Dollars. Payment obligations in currencies other than the U.S. Dollar, and in particular operating expenses in NOK, expose the Partnership to variability in currency exchange rates. The Partnership believes that it is prudent to limit the variability of a portion of its currency exchange exposure where possible. To meet this objective, the Partnership from time to time enters into foreign exchange forward contracts to manage fluctuations in cash flows resulting from changes in the exchange rates towards the U.S. Dollar. The agreements change the variable exchange rate to fixed exchange rates at agreed dates.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2024	2023	2024	2023
Realized gain (loss):
Interest rate swap contracts	$3,987	$3,538	$8,050	$6,543
Total realized gain (loss):	3,987	3,538	8,050	6,543
Unrealized gain (loss):
Interest rate swap contracts	(2,190)	4,667	(1,251)	(604)
Foreign exchange forward contracts	—	(81)	—	(125)
Total unrealized gain (loss):	(2,190)	4,586	(1,251)	(729)
Total realized and unrealized gain (loss) on derivative instruments:	$1,797	$8,124	$6,799	$5,814

8)Fair Value Measurements

(a)Fair Value of Assets and Liabilities

The following table presents the carrying amounts and estimated fair values of the Partnership’s assets and liabilities that are measured at fair value on a recurring and non-recurring basis as of June 30, 2024 and December 31, 2023. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	June 30, 2024		December 31, 2023
	Carrying	Fair	Carrying	Fair
(U.S. Dollars in thousands)	Amount	Value	Amount	Value
Recurring:
Financial assets:
Cash and cash equivalents	$56,619	$56,619	$63,921	$63,921
Current derivative assets:
Interest rate swap contracts	12,593	12,593	13,019	13,019
Non-current derivative assets:
Interest rate swap contracts	6,406	6,406	7,229	7,229
Financial liabilities:
Current derivative liabilities:
Long-term debt, current and non-current	901,034	876,875	963,005	941,647
Non-recurring:
Non-current asset:
Vessel	$55,686	$55,686	$—	$—

The carrying amounts shown in the table above are included in the unaudited interim consolidated balance sheet under the indicated captions. Carrying amount of long-term debt, current and non-current, above excludes capitalized debt issuance cost of $5.7 million and $6.2 million as of June 30, 2024 and December 31, 2023, respectively. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the table above as of June 30, 2024 and December 31, 2023 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of assets and liabilities:

●	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts. As of June 30, 2024 and December 31, 2023 there is no restricted cash.
●	Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 1.4 years and 1.8 years, as of June 30, 2024 and December 31, 2023, respectively), (2) the notional amount of the swap contract (ranging from $14.4 million to $29.3 million as of June 30, 2024 and ranging from $2.6 million to $30.7 million as of December 31, 2023), discount rates interpolated based on relevant SOFR swap curves; and (3) the rate on the fixed leg of the swap contract (rates ranging from 0.71% to 2.90% as of June 30, 2024 and from 0.71% to 2.90% as of December 31, 2023).
●	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts for risks, such as its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.
●	Vessels: In estimating fair value, the Partnership considers factors related to vessel age, expected residual value, ongoing use of the vessels and equipment, shifts in market conditions and other impacting factors associated with the global oil and maritime transportation industries. This exercise in the second quarter of 2024 resulted in an impairment of the Dan Cisne (owing to her sale on September 3, 2024) and the Dan Sabia (owing to the expiry of her charter contract, her high carrying value, and her smaller size being not being optimal for the Brazilian market, therefore affecting the outlook for future employment). This exercise in the second quarter of 2024 resulted in an impairment in respect of these two vessels using a discounted cash flow approach. The Partnership determined the discounted cash flows for the vessels using projected future redeployment opportunities, estimated residual value and a possible sale of the two vessels, discounted at an estimated market participant rate of 8.66%. The projected future redeployment opportunities take into consideration the Partnership’s projected bareboat charter rates that the Partnership believes could be contracted in future periods. In establishing these estimates, the Partnership considered the specific attributes of these vessels, current and future potential discussions with potential customers, and available redeployment opportunities.

(b)Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring and non-recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of June 30, 2024 and December 31, 2023:

		Fair Value Measurements
		at Reporting Date Using
		Quoted Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	June 30,	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	2024	(Level 1)	(Level 2)	(Level 3)
Recurring:
Financial assets:
Cash and cash equivalents	$56,619	$56,619	$—	$—
Current derivative assets:
Interest rate swap contracts	12,593	—	12,593	—
Non-current derivative assets:
Interest rate swap contracts	6,406	—	6,406	—
Financial liabilities:
Current derivative liabilities:
Long-term debt, current and non-current	901,034	—	876,875	—
Non-recurring:
Non-current asset:
Vessel	$55,686	$—	$—	$55,686

		Fair Value Measurements
		at Reporting Date Using
		Quoted Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	2023	(Level 1)	(Level 2)	(Level 3)
Recurring:
Financial assets:
Cash and cash equivalents	$63,921	$63,921	$—	$—
Current derivative assets:
Interest rate swap contracts	13,019	—	13,019	—
Non-current derivative assets:
Interest rate swap contracts	7,229	—	7,229	—
Financial liabilities:
Long-term debt, current and non-current	$963,005	$—	$941,647	$—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 and Level 2 as of June 30, 2024 and December 31, 2023. As of June 30, 2024, two non-recurring asset were recognized as Level 3. The following table provides information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a non-recurring basis as of June 30, 2024.

			Significant
	Fair		unobservable
(U.S. Dollars in thousands)	Value	Valuation technique	inputs:	WACC (1)
Non-Recurring:
Non-current assets:
Dan Cisne	$29,565	Discounted cash flow	Discount rate	8.66%
Dan Sabia	$26,121	Discounted cash flow	Discount rate	8.66%
(1)	WACC is defined as weighted average cost of capital

9)Income Taxes

Components of Current and Deferred Tax Expense

All of the income from continuing operations before income taxes was taxable in Norway for the three and six months ended June 30, 2024 and 2023. Our Norwegian subsidiaries are subject to Norwegian tonnage tax rather than ordinary corporate taxation. Under the tonnage tax regime, tax is payable based on the tonnage of the vessel, not on operating income, and is included within operating expenses. Net financial income and expense remain taxable as ordinary income at the regular corporate income tax rate of 22% and is recorded as an income tax expense. The amount of tonnage tax included in operating expenses for each of the three and six months ended June 30, 2024 was $54,660 and $108,500, respectively. The amount of tonnage tax included in operating expenses for each of the three and six months ended June 30, 2023 was $55,000 and $107,000, respectively. The activities taxable in the UK relate to the activities of KNOT Offshore Partners UK LLC (“KNOT UK”) and are included within income taxes payable.

Taxes payable related to the entrance tax, a one-time tax payable by the Partnership related to certain subsidiaries on entering the Norwegian tonnage tax system, and income taxes attributable to income from continuing operations are calculated based on the Norwegian corporate tax rate of 22% for 2024 and 2023, and deferred tax liabilities are also calculated based on a tax rate of 22% effective as from January 1, 2024 and January 1, 2023, respectively. As of June 30, 2024 and December 31, 2023, $3.8 million and $4.4 million are presented as non-current deferred taxes assets, respectively, and as of June 30, 2024 and December 31, 2023, $0.1 million and $0.1 million are presented as non-current deferred taxes liabilities, respectively.

Significant components of current and deferred income tax expense attributable to income from continuing operations for the three and six months ended June 30, 2024 and 2023 were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2024	2023	2024	2023
Income (loss) before income taxes	$(12,638)	$(40,341)	$(5,059)	$(41,883)
Income tax benefit (expense)	(213)	(49)	(354)	196
Effective tax rate	$2%	$0%	$7%	$0%

Income tax expenses for the three and six months ended June 30, 2024 and 2023 consist of the following:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2024	2023	2024	2023
Income tax benefit (expense) within Norwegian tonnage tax regime	$(210)	$(46)	$(348)	$202
Income tax benefit (expense) within UK	(3)	(3)	(6)	(6)
Income tax benefit (expense)	(213)	(49)	(354)	196
Effective tax rate	$2%	$0%	$7%	$0%

The Partnership records a valuation allowance against deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax assets will not be realized. In assessing the need for a valuation allowance against deferred tax assets, which relate to financial loss carry forwards and other deferred tax assets within the tonnage tax regime, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. The Partnership has determined that part of the deferred tax assets are likely to not be realized, and therefore a valuation allowance is recognized as of June 30, 2024, and December 31, 2023. In September 2023, KNOT Shuttle Tankers 12 AS and KNOT Shuttle Tankers AS were merged. After the merger, the financial loss carry forwards in KNOT Shuttle Tankers 12 AS were transferred to the acquiring entity, KNOT Shuttle Tankers AS. KNOT Shuttle Tankers AS has taxable income, and the Partnership has determined it is more likely than not that some of the benefit from the deferred tax assets would be realized based on the weight of available evidence. As of June 30, 2024 and December 31, 2023, the Partnership has determined that $3.8 million and $4.4 million of the deferred tax assets, respectively, are more likely than not to be realized.

10)Vessels and Equipment

As of June 30, 2024 and December 31, 2023, Vessels with a book value of $1,421 million and $1,493 million, respectively, are pledged as security for the Partnership’s long-term debt. See Note 12—Long-term debt.

	Vessels &	Accumulated	Accumulated
(U.S. Dollars in thousands)	equipment	depreciation	impairment	Net Vessels
Vessels, December 31, 2022	$2,388,615	$(727,814)	$(29,421)	$1,631,380
Additions	2,794	—	—	2,794
Drydock costs	19,375	—	—	19,375
Disposals	(12,350)	12,350	—	—
Depreciation and write down for the period (1)	—	(110,902)	(49,649)	(160,551)
Vessels, December 31, 2023	$2,398,434	$(826,366)	$(79,070)	$1,492,998
Additions	74	—	—	74
Drydock costs	58	—	—	58
Depreciation and write down for the period (1)	—	(55,490)	(16,384)	(71,874)
Vessels, June 30, 2024	$2,398,566	$(881,856)	$(94,454)	$1,421,256
(1)	The carrying values of each of the Dan Cisne and the Dan Sabia were written down to their respective estimated fair values as of June 30, 2023 and further as of June 30, 2024. See Note 19—Impairment of long-lived assets.

Drydocking activity as of June 30, 2024 and December 31, 2023 is summarized as follows:

(U.S. Dollars in thousands)	At June 30, 2024	At December 31, 2023
Balance at the beginning of the year	$40,587	$24,595
Costs incurred for drydocking	58	19,375
Costs re-allocated to drydocking due to change of contract	—	7,849
Drydock amortization	(6,744)	(11,232)
Balance at period end	$33,901	$40,587

11)Inventory

The following table presents the inventory as of June 30, 2024 and December 31, 2023:

(U.S. Dollars in thousands)	At June 30, 2024	At December 31, 2023
Lubricating oil	3,156	2,995
Bunkers	561	701
Total inventory	3,717	3,696

12)Long-Term Debt

As of June 30, 2024 and December 31, 2023, the Partnership had the following debt amounts outstanding:

		June 30,	December 31,
(U.S. Dollars in thousands)	Vessel	2024	2023
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$275,987	$288,534
$240 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	204,528	222,264
Hilda loan facility	Hilda Knutsen	60,000	60,000
$192.1 million loan facility	Synnøve Knutsen, Tove Kuntsen	149,149	153,702
$25 million revolving credit facility with NTT		15,000	25,000
$25 million revolving credit facility with Shinsei		25,000	25,000
Raquel Sale & Leaseback	Raquel Knutsen	76,415	79,070
Torill Sale & Leaseback	Torill Knutsen	94,955	99,065
Total long-term debt		$901,034	$963,005
Less: current installments		91,251	101,010
Less: unamortized deferred loan issuance costs		2,094	2,050
Current portion of long-term debt		89,157	98,960
Amounts due after one year		809,783	861,995
Less: unamortized deferred loan issuance costs		3,569	4,166
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$806,214	$857,829

The Partnership’s outstanding debt of $901.0 million ($895.4 million net of debt issuance costs) as of June 30, 2024 is repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
2024 (excluding the six months ended June 30, 2024)	$7,038	$38,587	$—	$45,625
2025	14,399	76,081	176,583	267,063
2026	15,060	59,096	219,521	293,677
2027	15,751	30,231	37,500	83,482
2028	16,520	13,240	78,825	108,585
2029 and thereafter	102,602	—	—	102,602
Total	$171,370	$217,235	$512,429	$901,034

As of June 30, 2024, the interest rates on the Partnership’s loan agreements were SOFR plus a fixed margin ranging from 1.75% to 2.40%. The average margin paid on the Partnership’s outstanding debt during the second quarter of 2024 was approximately 2.26% over SOFR. The Partnership is in compliance with all covenants under its credit facilities.

$60 Million Hilda Loan Facility

In May 2024, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, closed a new $60 million senior secured term loan facility with DNB Bank ASA and Nordea Bank ABP (the “$60 million Hilda Facility”). The $60 million Hilda Facility is repayable in 12 consecutive quarterly installments with a final payment due at maturity of $39.4 million, which includes the balloon payment and last quarterly installment. The $60 million Hilda Facility bears interest at a rate per annum equal to SOFR plus a margin of 2.25%. The $60 million Hilda Facility is secured by a mortgage on the Hilda Knutsen. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The facility matures in May 2027.

The $60 million Hilda Facility contains the following primary financial covenants:

●	The borrower shall at all times maintain liquidity equal or greater to $500,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1.0 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $60 million Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the Hilda Knutsen is less than 135% of the outstanding loan under the $60 million Hilda Facility, upon a total loss or sale of the Hilda Knutsen and customary events of default. As of June 30, 2024, the borrower and the guarantors were in compliance with all covenants under this facility.

Tuva Facility

On January 15, 2021, KNOT Shuttle Tankers 31 AS, the subsidiary owning the Tuva Knutsen, as borrower, entered into a $88 million term loan facility with Nordea Bank ABP (the “Tuva Facility”). The Tuva Facility became one of the Partnership’s debt obligations upon closing of the Tuva Knutsen Acquisition on September 3, 2024 (see Note-20 Subsequent Events), and is therefore not included in the Partnership’s outstanding debt as of June 30, 2024. The Tuva Facility is repayable in quarterly installments with a final payment at maturity on January 28, 2027 of $57.4 million, which includes the balloon payment and last quarterly installment. The facility bears interest at a rate per annum equal to SOFR plus a margin of 2.16%. In connection with the Tuva Knutsen Acquisition, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors. The facility is secured by a mortgage on the Tuva Knutsen.

The Tuva Facility contains the following primary financial covenants:

●	The borrower shall at all times maintain liquidity equal or greater than $500,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and

●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Tuva Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the Tuva Knutsen falls below 125% of the outstanding loan, upon total loss or sale of the vessel and customary events of default.

13)Related Party Transactions

(a)Related Parties

Net income (expense) from related parties included in the unaudited condensed consolidated statements of operations for the three and six months ended June 30, 2024 and 2023 are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2024	2023	2024	2023
Statements of operations:
Time charter and bareboat revenues:
Time charter income from KNOT (1)	$7,495	$7,607	$14,311	$13,923
Operating expenses:
Vessel operating expenses (2)	5,266	4,960	8,614	7,753
Voyage expenses and commissions (3)	4	6	15	70
Technical and operational management fee from KNOT to Vessels (4)	3,035	2,864	6,502	5,407
Operating expenses from other related parties (5)	286	196	576	462
General and administrative expenses:
Administration fee from KNOT Management (6)	381	303	710	605
Administration fee from KOAS (6)	231	147	440	298
Administration fee from KOAS UK (6)	16	20	33	41
Administration and management fee from KNOT (7)	10	15	20	34
Total income (expenses)	$(1,734)	$(904)	$(2,599)	$(747)

(U.S. Dollars in thousands)	At June 30, 2024	At December 31, 2023
Balance Sheet:
Vessels:
Drydocking supervision fee from KNOT (8)	$10	$135
Drydocking supervision fee from KOAS (8)	—	(77)
Equipment purchased from Knutsen Ballast Water AS (9)	70	577
Total	$80	$635
(1)	Time charter income from KNOT: Time charter contracts with Knutsen Shuttle Tankers Pool AS have been in operation in respect of the Bodil Knutsen until her delivery to Equinor in March 2024; the Hilda Knutsen since the third quarter of 2022; the Torill Knutsen since the first quarter of 2023; the Ingrid Knutsen since the second quarter of 2024. Commencing July 2024, the Dan Cisne operated on a time charter contract with Knutsen Shuttle Tankers Pool AS until the completion of her sale to KNOT on September 3, 2024.
(2)	Vessel operating expenses: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing and crew training services.
(3)	Voyage expenses and commissions: The Ingrid Knutsen and the Torill Knutsen have completed one spot voyage each where Knutsen Shuttle Tankers Pool AS has earned a 1.25% commission on the voyage revenues.
(4)	Technical and operational management fee, from KNOT Management or KNOT Management Denmark to Vessels: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational service. In addition, there is also a charge for 24-hour emergency response services provided by KNOT Management for all vessels managed by KNOT Management.

(5)	Operating expenses from other related parties: Simsea Real Operations AS, a company jointly owned by the Partnership’s Chairman of the Board, Trygve Seglem, and by other third-party shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers. The cost is course fees for seafarers. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to Eastern European crew on vessels operating on time charter contracts. The cost is a fixed fee per month per such crew member onboard a vessel. Level Power & Automation AS, a company that provides the Partnership’s vessels with equipment and inspection services, is owned by Level Group AS, where Trygve Seglem, his family and members of TSSI management have significant influence.
(6)	Administration fee from KNOT Management, Knutsen OAS Shipping AS (“KOAS”) and Knutsen OAS (UK) Ltd. (“KOAS UK”): Administration costs include compensation and benefits of KNOT Management’s management and administrative staff on a time-spent basis as well as other general and administration expenses. Some services are also provided by KOAS and KOAS UK. Net costs are total administration cost plus a 5% margin. As such, the level of administration costs charged to the Partnership can vary from year to year based on the administration and financing services provided each year. KNOT Management also charges each subsidiary a fixed annual fee for the preparation of statutory financial statements.
(7)	Administration and management fee from KNOT Management and KNOT Management Denmark: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters is subject to a management and administration agreement with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.
(8)	Drydocking supervision fee from KNOT Management, KNOT Management Denmark and KOAS : KNOT Management, KNOT Management Denmark and KOAS provide supervision and hire out service personnel during drydocking of the vessels. The fee is calculated as a daily fixed fee.
(9)	Equipment purchased from Knutsen Ballast Water AS: As part of the scheduled drydocking of the Carmen Knutsen that commenced in the fourth quarter of 2022 until the first quarter of 2023, a ballast water treatment system was installed on the vessel. As part of the scheduled drydocking of the Torill Knutsen in the fourth quarter of 2023, a ballast water treatment system was installed on the vessel. As of December 31, 2023 and June 30, 2024, parts of the system had been purchased from Knutsen Ballast Water AS, a subsidiary of TSSI, for $0.58 million and $0.07 million, respectively.

(b)Transactions with Management and Directors

Trygve Seglem, the Chairman of the Partnership’s board of directors and the President and CEO of KNOT, controls Seglem Holding AS, which owns 100% of the equity interest in TSSI, which controls KOAS and Knutsen Ballast Water AS. TSSI owns 50% of the equity interest in KNOT. NYK, which owns 50% of the equity interest in KNOT, has management and administrative personnel on secondment to KNOT. Mr. Seglem, along with other third-party shipping companies in Haugesund, also jointly owns Simsea Real Operations AS.

See the footnotes to Note 13(a)—Related Party Transactions for a discussion of transactions with management and directors included in the unaudited condensed consolidated statements of operations.

(c)Amounts Due from (to) Related Parties

Balances with related parties consisted of the following:

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2024	2023
Balance Sheet:
Trading balances due from KOAS	$2	$—
Trading balances due from KNOT and affiliates	782	348
Amount due from related parties	$784	$348
Trading balances due to KOAS	$2,202	$1,696
Trading balances due to KNOT and affiliates	1,657	410
Amount due to related parties	$3,859	$2,106

Amounts due from (to) related parties are unsecured and are intended to be settled in the ordinary course of business. The majority of these related party transactions relate to vessel management and other fees due to KNOT, KNOT Management, KOAS UK and KOAS.

(d)Trade accounts payable

Trade accounts payable to related parties are included in total trade accounts payable in the balance sheet. The balances to related parties consisted of the following:

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2024	2023
Balance Sheet:
Trading balances due to KOAS	$899	$1,158
Trading balances due to KNOT and affiliates	1,355	2,045
Trade accounts payables to related parties	$2,254	$3,203

Trading balances from KNOT and affiliates are included in other current assets in the balance sheet. The balances from related parties consisted of the following:

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2024	2023
Balance Sheet:
Trade receivables due from KNOT and affiliates (refer to Note 17 (b))	$143	$—
Other trading balances due from KOAS	603	376
Other current assets from related parties	$746	$376

14)Commitments and Contingencies

Assets Pledged

As of June 30, 2024 and December 31, 2023, Vessels with a book value of $1,421 million and $1,493 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 7—Derivative Instruments, Note 10—Vessels and Equipment and Note 12—Long-Term Debt.

Claims and Legal Proceedings

Under the Partnership’s time charter contracts, claims to reduce charter hire payments can be made by customers if the Vessel does not perform to certain specifications as set out in the relevant contract. No accrual for possible claims was recorded for the period ended June 30, 2024 and the year ended December 31, 2023.

From time to time, the Partnership is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows.

Insurance

The Partnership maintains insurance on all the Vessels to insure against loss of charter hire and marine and war risks, which includes damage to or total loss of the Vessels, with each type of insurance subject to deductible amounts that average $0.15 million per Vessel.

Under the loss of hire policies, the insurer will pay compensation for the lost hire rate agreed in respect of each Vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Partnership maintains protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessels’ activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Partnership may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Partnership experiences multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Partnership’s results of operations and financial condition. See Note 5 — Insurance proceeds.

15)Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands, except per unit data)	2024	2023	2024	2023
Net income (loss)	$(12,851)	$(40,390)	$(5,413)	$(41,687)
Less: Series A Preferred unitholders’ interest in net income (loss)	1,700	1,700	3,400	3,400
Net income (loss) attributable to the unitholders of KNOT Offshore Partners LP	(14,551)	(42,090)	(8,813)	(45,087)
Less: Distributions (2)	901	901	1,803	1,803
Under (over) distributed earnings	(15,452)	(42,991)	(10,616)	(46,890)
Under (over) distributed earnings attributable to:
Common unitholders	(15,168)	(42,198)	(10,421)	(46,025)
General Partner	(284)	(793)	(195)	(865)
Weighted average units outstanding (basic) (in thousands):
Common unitholders	34,045	34,045	34,045	34,045
Class B unitholders	252	252	252	252
General Partner	640	640	640	640
Weighted average units outstanding (diluted) (in thousands):
Common unitholders	38,519	38,448	38,519	38,448
Class B unitholders	252	252	252	252
General Partner	640	640	640	640
Earnings per unit (basic):
Common unitholders	$(0.42)	$(1.21)	$(0.25)	$(1.30)
Class B unitholders (3)	—	—	—	—
General Partner	(0.42)	(1.21)	(0.25)	(1.30)
Earnings per unit (diluted):
Common unitholders (4)	$(0.42)	$(1.21)	$(0.25)	$(1.30)
Class B unitholders (3)	—	—	—	—
General Partner	(0.42)	(1.21)	(0.25)	(1.30)
Cash distributions declared and paid in the period per unit (5)	$0.03	$0.03	$0.05	$0.05
Subsequent event: Cash distributions declared and paid per unit relating to the period (6)	$0.03	$0.03	$0.05	$0.05
(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership’s agreement of limited partnership (the “Partnership Agreement”).
(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the record date.
(3)	When the distribution target is not met, there is no allocation of net income (loss) to Class B units.
(4)	Diluted weighted average units outstanding and earnings per unit diluted for the three and six months ended June 30, 2024 and 2023 does not reflect any potential common units relating to the Series A Preferred Units since the assumed issuance of any additional units would be anti-dilutive.
(5)	Refers to cash distributions declared and paid during the period.
(6)	Refers to cash distributions declared and paid subsequent to the period end.

The Series A Preferred Units rank senior to the common units and Class B Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up. The Series A Preferred Units have a liquidation preference of $24.00 per unit, plus any Series A unpaid cash distributions, plus all accrued but unpaid distributions on such Series A Preferred Unit with respect to the quarter in which the liquidation occurs to the date fixed for the payment of any amount upon liquidation. The Series A Preferred Units are entitled to cumulative distributions from their initial issuance date, with distributions being calculated at an annual rate of 8.0% on the stated liquidation preference and payable quarterly in arrears within 45 days after the end of each quarter, when, as and if declared by the Board.

The Series A Preferred Units are generally convertible, at the option of the holders of the Series A Preferred Units, into common units at the applicable conversion rate. The conversion rate will be subject to adjustment under certain circumstances. In addition, the conversion rate will be redetermined on a quarterly basis, such that the conversion rate will be equal to $24.00 (the “Issue Price”) divided by the product of (x) the book value per common unit at the end of the immediately preceding quarter (pro-forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per common unit on February 2, 2017. In addition, the Partnership may redeem the Series A Preferred Units at any time until February 2, 2027 at the redemption price specified in the Partnership Agreement, provided, however, that upon notice from the Partnership to the holders of Series A Preferred Units of its intent to redeem, such holders may elect, instead, to convert their Series A Preferred Units into common units at the applicable conversion rate.

Upon a change of control of the Partnership, the holders of Series A Preferred Units will have the right to require cash redemption at 100% of the Issue Price. In addition, the holders of Series A Preferred Units will have the right to cause the Partnership to redeem the Series A Preferred Units on February 2, 2027 in, at the option of the Partnership, (i) cash at a price equal to 70% of the Issue Price or (ii) common units such that each Series A Preferred Unit receives common units worth 80% of the Issue Price (based on the volume-weighted average trading price, as adjusted for splits, combinations and other similar transactions, of the common units as reported on the NYSE for the 30 trading day period ending on the fifth trading day immediately prior to the redemption date) plus any accrued and unpaid distributions. In addition, subject to certain conditions, the Partnership has the right to convert the Series A Preferred Units into common units at the applicable conversion rate if the aggregate market value (calculated as set forth in the partnership agreement) of the common units into which the outstanding Series A Preferred Units are convertible, based on the applicable conversion rate, is greater than 130% of the aggregate Issue Price of the outstanding Series A Preferred Units.

The Series A Preferred Units have voting rights that are identical to the voting rights of the common units and Class B Units, except they do not have any right to nominate, appoint or elect any of the directors of the Board, except whenever distributions payable on the Series A Preferred Units have not been declared and paid for four consecutive quarters (a “Trigger Event”). Upon a Trigger Event, holders of Series A Preferred Units, together with the holders of any other series of preferred units upon which like rights have been conferred and are exercisable, may replace one of the members of the Board appointed by the General Partner with a person nominated by such holders, such nominee to serve until all accrued and unpaid distributions on the preferred units have been paid. The Series A Preferred Units are entitled to vote with the common units and Class B Units as a single class so that the Series A Preferred Units are entitled to one vote for each common unit into which the Series A Preferred Units are convertible at the time of voting.

On September 7, 2021, the Partnership entered into an exchange agreement with its general partner and KNOT whereby KNOT contributed to the Partnership all of KNOT’s IDRs in exchange for the issuance by the Partnership to KNOT of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). The IDR Exchange closed on September 10, 2021. The Class B Units are a new class of limited partner interests which are not entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders.

For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the number of Class B Units originally issued will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class.

As of December 31, 2023 and June 30, 2024, a total of 420,675 of the Class B Units had been converted.

On January 11, 2023, the Partnership declared a quarterly cash distribution with respect to the fourth quarter of 2022 of $0.026 per common unit. After the payment of the Partnership’s quarterly cash distributions in respect of the fourth quarter of 2022 through to the second quarter of 2024 inclusive, no Class B Units converted to common units. As a result, 252,405 out of the 673,080 Class B Units originally issued remain outstanding as of June 30, 2024.

As of June 30, 2024, 71.4% of the Partnership’s total number of common units outstanding representing limited partner interests were held by the public (in the form of 24,293,458 common units) and 28.4% of such units were held directly by KNOT (in the form of 9,661,255 common units). In addition, KNOT, through its ownership of the General Partner, held a 1.83% general partner interest (in the form of 640,278 general partner units) and a 0.3% limited partner interest (in the form of 90,368 common units). As of June 30, 2024, KNOT also held 208,333 Series A Preferred Units and 252,405 Class B Units.

Earnings per unit – basic is determined by dividing net income, after deducting the amount of net income attributable to the Series A Preferred Units and the distribution paid or to be made in relation to the period, by the weighted-average number of units outstanding during the applicable period.

The computation of limited partners’ interest in net income per common unit – diluted assumes the issuance of common units for all potentially dilutive securities consisting of 3,541,666 Series A Preferred Units and 252,405 Class B Units as of June 30, 2024. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series A Preferred Units. In addition, the weighted average number of common units outstanding has been increased assuming the Series A Preferred Units and Class B Units have been converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit – diluted does not assume the issuance of Series A Preferred Units and Class B Units if the effect would be anti-dilutive.

The General Partner’s, Class B unitholders’ and common unitholders’ interest in net income was calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income. Rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Board to provide for the proper conduct of the Partnership’s business, including reserves for future capital expenditures, anticipated credit needs and capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

16)Unit Activity

There was no movement in the number of common units, Class B Units, general partner units and Series A Preferred Units from December 31, 2023 until June 30, 2024.

17)Trade Accounts Receivable and Other Current Assets

(a)Trade Accounts Receivable

Trade accounts receivable are presented net of provisions for expected credit loss. As of June 30, 2024 and December 31, 2023, there were no provisions for expected credit loss.

(b)Other Current Assets

The following table presents other currents assets of June 30, 2024 and December 31, 2023:

(U.S. Dollars in thousands)	At June 30, 2024	At December 31, 2023
Trade receivables	$6,107	$4,882
Insurance claims for recoveries (refer to note 5 )	1,057	124
Refund of value added tax	1,147	1,254
Prepaid expenses	1,516	1,568
Other receivables	871	967
Total other current assets	$10,698	$8,795

Out of the trade receivables of $6,107,000 at June 30, 2024, $143,000 was due from KNOT and its affiliates (refer to Note 13 (d))

18)Accrued expenses

The following table presents accrued expenses as of June 30, 2024 and December 31, 2023:

(U.S. Dollars in thousands)	At June 30, 2024	At December 31, 2023
Operating expenses	$1,549	$3,025
Interest expenses	4,678	5,032
Other expenses	3,490	6,718
Total accrued expenses	$9,717	$14,775

19)Impairment of Long-Lived Assets

The carrying value of the Partnership’s fleet is regularly assessed as events or changes in circumstances may indicate that a vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, and in such situation the carrying amount of the vessel is reduced to its estimated fair value. The Partnership considers factors related to vessel age, expected residual value, ongoing use of the vessels and equipment, shifts in market conditions and other impacting factors associated with the shuttle tanker business as well as the wider global oil and maritime transportation industries.

This exercise in respect of the second quarter of 2024 resulted in an impairment in respect of the Dan Cisne (owing to her sale on September 3, 2024) and the Dan Sabia (owing to the expiry of her charter contract, her high carrying value, and her smaller size being not being optimal for the Brazilian market, therefore affecting the outlook for future employment).The carrying values of the Dan Cisne and the Dan Sabia were written down to their estimated fair value, using a discounted cash flow valuation. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values, the remaining estimated life of our vessels, the potential for sale of the two vessels and discount rates. The Partnership’s consolidated statement of operations for the six months ended June 30, 2024, includes a $5.8 million impairment charge related to the Dan Cisne and $10.6 million impairment charge related to the Dan Sabia. The impairment of the Dan Cisne and the Dan Sabia is included in the Partnership’s only segment, the shuttle tanker segment.

This exercise in respect of the second quarter of 2023 resulted in impairments in respect of both the Dan Cisne and the Dan Sabia principally due to their charter contracts moving closer to expiration without being renewed, their high carrying value, and their smaller size not being optimal for the Brazilian market, therefore affecting the outlook for their future employment. The carrying values of the Dan Cisne and the Dan Sabia were written down to their estimated fair value, using a discounted cash flow valuation. The Partnership’s consolidated statement of operations for the six months ended June 30, 2023, includes a $24.5 million impairment charge related to the Dan Cisne and $25.2 million impairment charge related to the Dan Sabia.

20)Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through September 18, 2024, the date at which the unaudited condensed consolidated financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

On July 9, 2024, the Partnership declared a quarterly cash distribution of $0.026 per common unit with respect to the quarter ended June 30, 2024, which was paid on August 8, 2024, to all common unitholders of record on July 29, 2024. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2024 in an aggregate amount equal to $1.7 million, which was paid on August 7, 2024.

On July 10, 2024, the Partnership received the Dan Sabia back via redelivery, following expiry of her bareboat charter party to Transpetro. The Dan Sabia is being marketed for shuttle tanker operation principally in Brazil and remains available also for charter to Knutsen NYK (subject to negotiation and approvals) and short-term conventional tanker contracts.

On July 25, 2024, a time charter to commence Q4 2024 was executed with Eni in respect of the Torill Knutsen for a fixed period of three years plus three charterer’s options each of one year. This had initially been negotiated with Eni in conjunction with an agreement reached on April 12, 2024, and on terms no less favorable to the Partnership than had applied previously, to delay delivery of Ingrid Knutsen until October 2024 for a time charter for a fixed period of two years plus two charterer’s options each of one year.

On August 15, 2024, repair work on the Torill Knutsen was completed following the breakage of a generator rotor in January 2024. The Torill Knutsen remained able to serve a limited range of client facilities, and the Partnership expects to be compensated by insurance for the extent to which, as a consequence of this breakage, the Torill Knutsen’s earnings have fallen short of a contractual hire rate, commencing 14 days after the date of the breakage. The Partnership also expects that the repair cost will be covered by insurance, in excess of a deductible of $150,000.

On September 3, 2024, the Partnership’s subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 31 AS, the company that owns the shuttle tanker Tuva Knutsen, from Knutsen NYK (the “Tuva Knutsen Acquisition”). Simultaneously, KNOT Shuttle Tankers AS sold KNOT Shuttle Tankers 20 AS, the company that owns the shuttle tanker Dan Cisne, to Knutsen NYK (the “Dan Cisne Sale”). The purchase price for the Tuva Knutsen Acquisition was $97.5 million, less $69.0 million of outstanding indebtedness under the secured credit facility related to the Tuva Knutsen (the “Tuva Facility”) plus capitalized fees of $0.4 million. The sale price for the Dan Cisne Sale was $30 million and there was no related debt. The combination of the Tuva Knutsen Acquisition and the Dan Cisne Sale was settled by a net cash payment from Knutsen NYK to KNOT Shuttle Tankers AS of $1.1 million (relating to the difference between the prices of the respective transactions). Customary adjustments related to working capital and an associated interest rate swap will be made following the closing.

The Tuva Facility is repayable in quarterly installments with a final balloon payment (including the final quarterly installment) of $57.4 million due at maturity on January 28, 2027. The Tuva Facility bears interest at a rate equal to SOFR plus a margin of 2.16%. For a description of the Tuva Facility, please see Note 12 – Long-Term Debt-Tuva Facility.

The Tuva Knutsen is operating in Brazil on a charter contract with TotalEnergies, for which the current fixed period expires in February 2026, and for which the charterer holds options for a further 10 years. As part of the Tuva Knutsen Acquisition, Knutsen NYK has agreed that if at any time during the seven years following the closing date of the Tuva Knutsen Acquisition the Tuva Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire then in effect and payable under the TotalEnergies charter, then Knutsen NYK shall pay the Partnership such rate of hire that would have been in effect and payable under the Total Energies charter; provided, however, that in the event that for any period during such seven years the Tuva Knutsen is chartered under a charter other than the Total Energies charter and the rate of hire being paid under such charter is lower than the rate of hire that would have been in effect and payable under the Total Energies charter during any such period, then Knutsen NYK shall pay the Partnership the difference between the rate of hire that would have been in effect and payable under the existing Tuva Knutsen charter during such period and the rate of hire that is then in effect and payable under such other charter. Thus, Knutsen NYK has effectively guaranteed the hire rate for the Tuva Knutsen until September 3, 2031 on the same basis as if TotalEnergies had exercised its options through such date.

The Partnership’s Board of Directors (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase prices of the Tuva Knutsen Acquisition and the Dan Cisne Sale. The Conflicts Committee retained an outside financial advisor and outside legal counsel to assist with its evaluation of the Tuva Knutsen Acquisition and the Dan Cisne Sale.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this report to the “Partnership,” “KNOT Offshore Partners,” “we,” “our,” “us” or like terms, refer to KNOT Offshore Partners LP and its subsidiaries. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Forward-Looking Statements” for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with our unaudited condensed consolidated financial statements for the periods presented elsewhere in this report, as well as our historical consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 20-F”). Under our Partnership Agreement, KNOT Offshore Partners GP LLC, the general partner of the Partnership (the “General Partner”), has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, and to manage and determine the strategies and policies of, the Partnership. During the period from the Partnership’s initial public offering (“IPO”) in April 2013 until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, the General Partner no longer retained the power to control the Partnership’s board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with Knutsen NYK Offshore Tankers AS (“KNOT” or “Knutsen NYK”) and as a consequence, the Partnership no longer accounts for any vessel acquisitions from KNOT as transfer of a business between entities under common control.

General

We are a limited partnership formed to own, operate and acquire shuttle tankers primarily under long-term charters, which we define as charters of five years or more. Our fleet of shuttle tankers has been contributed to us by KNOT or purchased by us from KNOT. KNOT is jointly owned by TS Shipping Invest AS (“TSSI”) and Nippon Yusen Kaisha (“NYK”). TSSI is controlled by our Chairman and is a private Norwegian company with ownership interests in shuttle tankers, LNG tankers and product/chemical tankers. NYK is a Japanese public company with a fleet of approximately 811 vessels, including bulk carriers, car carriers, containerships, tankers and specialized vessels.

As of June 30, 2024, we had a modern fleet of eighteen shuttle tankers that operate primarily under charters with major oil and gas companies engaged in offshore oil production. Our primary business objective is to generate stable cash flows and provide a sustainable quarterly distribution per unit by chartering our vessels pursuant to long-term charters with high quality customers that generate long-term stable income, and by pursuing strategic and accretive acquisitions of shuttle tankers. Pursuant to the Omnibus Agreement we have entered into with KNOT in connection with the IPO (the “Omnibus Agreement”), we have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years. This right will continue throughout the entire term of the Omnibus Agreement.

Recent Developments

Cash Distributions

On May 9, 2024, the Partnership paid a quarterly cash distribution of $0.026 per common unit with respect to the quarter ended March 31, 2024 to all common unitholders of record on April 29, 2024. On May 9, 2024, the Partnership paid a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended March 31, 2024 in an aggregate amount equal to $1.7 million.

On August 8, 2024, the Partnership paid a quarterly cash distribution of $0.026 per common unit with respect to the quarter ended June 30, 2024 to all common unitholders of record on July 29, 2024. On August 7, 2024, the Partnership paid a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2024 in an aggregate amount equal to $1.7 million.

$60 Million Hilda Loan Facility

In May 2024, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, closed a new $60 million senior secured term loan facility with DNB Bank ASA and Nordea Bank ABP, (the “$60 million Hilda Facility”). The $60 million Hilda Facility is repayable in 12 consecutive quarterly installments with a final payment due at maturity of $39.4 million, which includes the balloon payment and last quarterly installment. The $60 million Hilda Facility bears interest at a rate per annum equal to

SOFR plus a margin of 2.25%. The $60 million Hilda Facility is secured by a mortgage on the Hilda Knutsen. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The facility matures in May 2027.

Vessel Impairments

Impairments in respect of the Dan Cisne and Dan Sabia of $5.8 million and $10.6 million, respectively, were recognized in respect of the second quarter of 2024. In accordance with US GAAP, the Partnership’s fleet is regularly assessed for impairment as events or changes in circumstances may indicate that a vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over her remaining useful life, and in such situation the carrying amount of the vessel is reduced to her estimated fair value. This exercise in respect of the second quarter of 2024 resulted in an impairment in respect of the Dan Cisne (owing to her sale on September 3, 2024) and the Dan Sabia (owing to the expiry of her charter contract, her high carrying value, and her smaller size not being optimal for the Brazilian market, therefore affecting the outlook for future employment).

Time Charters to KNOT

On January 1, 2024, the Hilda Knutsen, Torill Knutsen and Bodil Knutsen each continued to operate on separate time charter contracts with a subsidiary of KNOT, at a reduced charter rate. On January 2, 2024, these rolling monthly contracts were extended until the earlier of January 2025 and any date on which the respective vessel would be delivered to a client for new, third-party charter employment. Similar time charters to KNOT were commenced for the Ingrid Knutsen on April 22, 2024 and the Dan Cisne on July 25, 2024.

Ingrid Knutsen Charter

On April 12, 2024, an agreement was reached with Eni, on terms no less favourable to the Partnership than applied previously, to delay delivery of Ingrid Knutsen until October 2024 for a time charter for a fixed period of two years plus two charterer’s options each of one year. On April 22, 2024, the Ingrid Knutsen began operating under a rolling monthly time charter with KNOT at a reduced charter rate, to expire upon her delivery to Eni in October 2024.

Carmen Knutsen Charter

On April 17, 2024, a time charter for the Carmen Knutsen was executed with an oil major, to commence Q1 2026 for a fixed period of four years plus a charterer’s option for one additional year.

Dan Sabia Redelivery

On July 10, 2024, the Partnership received the Dan Sabia back via redelivery, following expiry of her bareboat charter party to Transpetro. The Dan Sabia is being marketed for shuttle tanker operation principally in Brazil and remains available also for charter to KNOT (subject to negotiation and approvals) and short-term conventional tanker contracts.

Torill Knutsen Charter

On July 25, 2024, in conjunction with the above-mentioned agreement relating to the Ingrid Knutsen, a time charter was executed with Eni in respect of the Torill Knutsen. The time charter is due to commence in Q4 2024 and is for a fixed period of three years plus three charterer’s options each of one year.

Torill Knutsen Repair Completion

On August 15, 2024, repair work on the Torill Knutsen was completed following the breakage of a generator rotor in January 2024. The Torill Knutsen remained able to serve a limited range of client facilities, and the Partnership expects to be compensated by insurance for the extent to which, as a consequence of this breakage, the Torill Knutsen’s earnings have fallen short of a contractual hire rate, commencing 14 days after the date of the breakage. The Partnership also expects that the repair cost will be covered by insurance, in excess of a deductible of $150,000.

Tordis Knutsen and Lena Knutsen Charter Extensions

On August 22, 2024, the Partnership agreed with Shell to extend by 1 year the charters for Tordis Knutsen and Lena Knutsen and to provide Shell with options to extend each of these charters by up to 3 periods of 1 year each. Thus, the fixed charter period for each charter will extend until 2028 and the option periods will extend until 2031.

Dan Cisne Sale; Tuva Knutsen Acquisition

On September 3, 2024, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 31 AS, the company that owns the shuttle tanker Tuva Knutsen, from KNOT (the “Tuva Knutsen Acquisition”). Simultaneously, KNOT Shuttle Tankers AS sold KNOT Shuttle Tankers 20 AS, the company that owns the shuttle tanker Dan Cisne, to KNOT (the “Dan Cisne Sale”). The purchase price for the Tuva Knutsen Acquisition was $97.5 million, less $69.0 million of outstanding indebtedness under the credit facility related to the Tuva Knutsen (the “Tuva Facility”) plus $0.4 million of capitalized fees. The sale price for the Dan Cisne Sale was $30 million and there was no related debt. The combination of the Tuva Knutsen Acquisition and the Dan Cisne Sale was settled by a net cash payment from KNOT to the Partnership of $1.1 million (relating to the difference between the prices of the respective transactions). Customary adjustments related to working capital and an associated interest rate swap will be made following the closing.

The Tuva Facility is repayable in quarterly installments with a final balloon payment of $57.4 million due at maturity on January 28, 2027. The Tuva Facility bears interest at a rate equal to SOFR plus a margin of 2.16%.

The Tuva Knutsen is operating in Brazil on a charter contract with TotalEnergies, for which the current fixed period expires in February 2026, and for which the charterer holds options for a further 10 years. As part of the Tuva Knutsen Acquisition, KNOT has agreed that if at any time during the seven years following the closing date of the Tuva Knutsen Acquisition the Tuva Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire then in effect and payable under the TotalEnergies charter, then KNOT shall pay the Partnership such rate of hire that would have been in effect and payable under the TotalEnergies charter; provided, however, that in the event that for any period during such seven years the Tuva Knutsen is chartered under a charter other than the TotalEnergies charter and the rate of hire being paid under such charter is lower than the rate of hire that would have been in effect and payable under the TotalEnergies charter during any such period, then KNOT shall pay the Partnership the difference between the rate of hire that would have been in effect and payable under the TotalEnergies charter during such period and the rate of hire that is then in effect and payable under such other charter. Thus, KNOT has effectively guaranteed the hire rate for the Tuva Knutsen until September 3, 2031 on the same basis as if TotalEnergies had exercised its options through such date.

The Partnership’s Board of Directors (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase prices of the Tuva Knutsen Acquisition and the Dan Cisne Sale. The Conflicts Committee retained an outside financial advisor and outside legal counsel to assist with its evaluation of the Tuva Knutsen Acquisition and the Dan Cisne Sale.

Results of Operations

Three Months Ended June 30, 2024 Compared with the Three Months Ended June 30, 2023

	Three Months Ended
	June 30,
(U.S. Dollars in thousands)	2024	2023	Change	% Change
Time charter and bareboat revenues	$73,437	$69,924	$3,513	5%
Voyage revenues	351	1,585	(1,234)	(78)%
Loss of hire insurance recoveries	78	1,424	(1,346)	(95)%
Other income	554	891	(337)	(38)%
Vessel operating expenses	26,952	25,287	1,665	7%
Voyage expenses and commission	584	159	425	267%
Depreciation	27,748	28,107	(359)	(1)%
Impairment	16,384	49,649	(33,265)	(67)%
General and administrative expenses	1,426	1,838	(412)	(22)%
Interest income	897	861	36	4%
Interest expense	(16,863)	(18,107)	1,244	(7)%
Other finance income (expense)	177	(112)	289	(258)%
Realized and unrealized gain (loss) on derivative instruments	1,797	8,124	(6,327)	(78)%
Net gain (loss) on foreign currency transactions	28	109	(81)	(74)%
Income tax (expense)	(213)	(49)	(164)	335%
Net income (loss)	$(12,851)	$(40,390)	$27,539	(68)%

Time charter and bareboat revenues: Time charter and bareboat revenues increased by $3.5 million to $73.4 million for the three months ended June 30, 2024 compared to $69.9 million for the three months ended June 30, 2023. The increase was mainly due to commencement of new time charter contracts for several of the vessels and higher utilization in the fleet in the second quarter of 2024 compared to second quarter of 2023, which was affected by the scheduled drydocking of the Brasil Knutsen and Hilda Knutsen.

Voyage revenues: Voyage revenues for the three months ended June 30, 2024 were $0.4 million compared to $1.6 million for the same period last year. Voyage revenues for the three months ended June 30, 2024 and 2023 relate to spot voyages performed by the Ingrid Knutsen and the Torill Knutsen, and less spot voyages were performed by these two vessels for the three months ended June 30, 2024 compared to same period last year.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the three months ended June 30, 2024 were $0.1 million, compared to $1.4 million for the three months ended June 30, 2023. The loss of hire insurance recoveries in the three months ended June 30, 2024 related to the Brasil Knutsen in connection with repairs of a tunnel thruster reported in the second quarter of 2023. The loss of hire insurance recoveries in the three months ended June 30, 2023, related to the Windsor Knutsen were $0.8 million and were in connection with repairs of a leakage from a tunnel thruster reported in the third quarter of 2022, for which the Windsor Knutsen was off hire from September 29, 2022, to October 31, 2022. For the three months ended June 30, 2023, the Partnership recorded $0.6 million in loss of hire recoveries with respect to the Lena Knutsen in connection with excessive and abnormal wear found on the steering gear rotor in relation with her scheduled drydocking in second quarter of 2022.

Other income: Other income for the three months ended June 30, 2024 was $0.6 million compared to $0.9 million for the three months ended June 30, 2023.

Vessel operating expenses: Vessel operating expenses for the three months ended June 30, 2024 were $27.0 million, an increase of $1.7 million from $25.3 million in the three months ended June 30, 2023. The increase is mainly due to more vessels operating on time charter contracts for the three months ended June 30, 2024 compared to same period last year.

Voyage expenses and commission: Voyage expenses and commission for the three months ended June 30, 2024 were $0.6 million and relate to bunker cost, commission and port costs for spot voyages performed by the Ingrid Knutsen and the Torill Knutsen. Voyage expenses and commission for the three months ended June 30, 2023 were $159,000 and relate to commissions from spot voyages performed by the Ingrid Knutsen and port costs for a spot voyage performed by the Torill Knutsen.

Depreciation: Depreciation expense for the three months ended June 30, 2024 was $27.8 million compared to $28.1 million for the three months ended June 30, 2023.

Impairment: Impairment charge for the three months ended June 30, 2024 was $16.4 million compared to $49.6 million for the three months ended June 30, 2023. The impairment charges for the three months ended June 30, 2024 and 2023, relate to the Dan Cisne and the Dan Sabia. The carrying values of the Dan Cisne and the Dan Sabia were written down to their estimated fair values, using a discounted cash flow valuation.

General and administrative expenses: General and administrative expenses for the three months ended June 30, 2024 were $1.4 million compared to $1.8 million for the same period in 2023.

Interest income: Interest income was $0.9 million for each of the three month periods ended June 30, 2024 and 2023.

Interest expense: Interest expense for the three months ended June 30, 2024 was $16.9 million, a decrease of $1.2 million from $18.1 million for the three months ended June 30, 2023. The decrease is mainly due to repayment of outstanding debt.

Other finance income (expense): Other finance income was $0.2 million for the three months ended June 30, 2024, compared to an expense of $0.1 million for the three months ended June 30, 2023.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized gain on derivative instruments for the three months ended June 30, 2024 was $1.8 million, compared to a gain of $8.1 million for the three months ended June 30, 2023, as set forth in the table below:

	Three Months Ended
	June 30,
(U.S. Dollars in thousands)	2024	2023
Realized gain (loss):
Interest rate swap contracts	$3,987	$3,538
Total realized gain (loss):	3,987	3,538
Unrealized gain (loss):
Interest rate swap contracts	(2,190)	4,667
Foreign exchange forward contracts	—	(81)
Total unrealized gain (loss):	(2,190)	4,586
Total realized and unrealized gain (loss) on derivative instruments:	$1,797	$8,124

The total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to offset part of the exposure to interest rate changes in respect of outstanding or forecasted debt obligations was $389.3 million as of June 30, 2024 and $440.6 million as of June 30, 2023. The unrealized loss in the three months ended June 30, 2024 was related to a mark-to-market loss on interest rate swaps of $2.2 million. The unrealized gain in the three months ended June 30, 2023 was related to mark-to-market gain on interest rate swaps of $4.7 million and a loss of $0.1 million on foreign exchange contracts.

Net gain (loss) on foreign currency transactions: Net gain on foreign currency transactions for the three months ended June 30, 2024 was $0.03 million compared to a gain of $0.1 million for the three months ended June 30, 2023.

Income tax expense: Income tax expense for the three months ended June 30, 2024 was $0.2 million compared to $0.05 million for the three months ended June 30, 2023.

Net income (loss): As a result of the foregoing, the Partnership recorded net loss of $12.9 million for the three months ended June 30, 2024, compared to net loss of $40.4 million for the three months ended June 30, 2023.

Six Months Ended June 30, 2024 Compared with the Six Months Ended June 30, 2023

	Six Months Ended
	June 30,
(U.S. Dollars in thousands)	2024	2023	Change	% Change
Time charter and bareboat revenues	$146,799	$132,857	$13,942	10%
Voyage revenues	3,066	8,839	(5,773)	(65)%
Loss of hire insurance recoveries	78	2,335	(2,257)	(97)%
Other income	1,109	973	136	14%
Vessel operating expenses	52,861	44,730	8,131	18%
Voyage expenses and commission	2,219	4,855	(2,636)	(54)%
Depreciation	55,490	55,836	(346)	(1)%
Impairment	16,384	49,649	(33,265)	(67)%
General and administrative expenses	3,063	3,488	(425)	(12)%
Interest income	1,725	1,544	181	12%
Interest expense	(34,328)	(35,476)	1,148	(3)%
Other finance expense	(92)	(184)	92	(50)%
Realized and unrealized gain (loss) on derivative instruments	6,799	5,814	985	17%
Net gain (loss) on foreign currency transactions	(198)	(27)	(171)	633%
Income tax benefit (expense)	(354)	196	(550)	(281)%
Net income (loss)	(5,413)	(41,687)	36,274	(87)%

Time charter and bareboat revenues: Time charter and bareboat revenues increased by $13.9 million to $146.8 million for the six months ended June 30, 2024, compared to $132.9 million for the six months ended June 30, 2023. The increase was mainly due to commencement of new time charter contracts for several of the vessels and higher utilization in the first half of 2024 compared to the first half of 2023 which was affected by the scheduled drydocking of the Carmen Knutsen, the Brasil Knutsen and the Hilda Knutsen.

Voyage revenues: Voyage revenues for the six months ended June 30, 2024 were $3.1 million compared to $8.8 million for the same period last year. Voyage revenues for the six months ended June 30, 2024 relate to spot voyages performed by the Dan Cisne, Ingrid Knutsen and the Torill Knutsen while spot voyages for the six months ended June 30, 2023 only related to spot voyages performed by the Ingrid Knutsen and Torill Knutsen. The Ingrid Knutsen was redelivered to the Partnership from its previous charterer on January 2, 2023, and the vessel subsequently performed a number of spot voyages, including in the conventional tanker market, before commencing on a fixed time charter contract on March 2, 2023 which ended on March 28, 2024. The Ingrid Knutsen performed one spot voyage before the vessel began operating under a rolling monthly time charter with KNOT at a reduced charter rate on April 22, 2024, to expire upon her delivery to Eni in October 2024. The Torill Knutsen was redelivered to the Partnership from its previous charter on December 17, 2022, and the vessel performed several spot voyages in January and February 2023 until the vessel began operating under a rolling monthly time charter with KNOT at a reduced charter rate.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the six months ended June 30, 2024 were $0.1 million compared to $2.3 million for the six months ended June 30, 2023. The loss of hire insurance recoveries in the six months ended June 30, 2024 related to the Brasil Knutsen in connection with repairs of a tunnel thruster reported in the second quarter of 2023. The loss of hire insurance recoveries in the six months ended June 30, 2023 related to the Windsor Knutsen were $0.8 million and were in connection with repairs of a leakage from a tunnel thruster reported in the third quarter of 2022, for which the Windsor Knutsen was off hire from September 29, 2022, to October 31, 2022. For the six months ended June 30, 2023, the Partnership recorded $0.6 million in loss of hire recoveries with respect to the Lena Knutsen in connection with excessive and abnormal wear found on the steering gear rotor in relation with her scheduled drydocking in the second quarter of 2022. For the six months ended June 30, 2023, the Partnership recorded $0.9 million in loss of hire recoveries with respect to the Synnøve Knutsen in connection with an oil leakage from the controllable pitch propellers system in the third quarter of 2022, for which the vessel was off hire from October 14, 2022, to November 1, 2022.

Other income: Other income for the six months ended June 30, 2024 was $1.1 million compared to $1.0 million for the six months ended June 30, 2023.

Vessel operating expenses: Vessel operating expenses for the six months ended June 30, 2024 were $52.9 million, an increase of $8.1 million from $44.7 million in the six months ended June 30, 2023. The increase is mainly due to bunker costs for the Carmen Knutsen and the Hilda Knutsen in connection with their voyages to drydock, and the increase is due to more vessels operating on time charter contracts for the six months ended June 30, 2024 compared to same period last year.

Voyage expenses and commission: Voyage expenses and commission for the six months ended June 30, 2024 were $2.2 million and relate to bunker cost, commission and port costs for spot voyages performed by the Dan Cisne, the Ingrid Knutsen and the Torill Knutsen. Voyage expenses and commission for the six months ended June 30, 2023 were $4.9 million and relate to bunker cost, commission and port costs for spot voyages performed by the Ingrid Knutsen and the Torill Knutsen.

Depreciation: Depreciation expense for the six months ended June 30, 2024 was $55.5 million, compared to $55.8 million in the six months ended June 30, 2023.

Impairment: Impairment charge for the six months ended June 30, 2024 was $16.4 million compared to $49.6 million for the six months ended June 30, 2023. The impairment charge for the six month periods ended June 30, 2024 and 2023 related to the Dan Cisne and the Dan Sabia. The carrying values of the Dan Cisne and the Dan Sabia were written down to their estimated fair values, using a discounted cash flow valuation.

General and administrative expenses: General and administrative expenses for the six months ended June 30, 2024 were $3.1 million, compared to $3.5 million for the six months ended June 30, 2023.

Interest income: Interest income for the six months ended June 30, 2024 was $1.7 million compared to $1.5 million for the six months ended June 30, 2023. The increase is mainly due to increased interest rates on our bank deposits.

Interest expense: Interest expense for the six months ended June 30, 2024 was $34.3 million, a decrease of $1.2 million from $35.5 million in the six months ended June 30, 2023. The decrease is mainly due to repayment of outstanding debt.

Other finance expense: Other finance expense was $0.1 million for the six months ended June 30, 2024, compared to $0.2 million for the six months ended June 30, 2023. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized gain on derivative instruments for the six months ended June 30, 2024 was $6.8 million, compared to a gain of $5.8 million for the six months ended June 30, 2023 as set forth in the table below:

	Six Months Ended
	June 30,
(U.S. Dollars in thousands)	2024	2023
Realized gain (loss):
Interest rate swap contracts	$8,050	$6,543
Total realized gain (loss):	8,050	6,543
Unrealized gain (loss):
Interest rate swap contracts	(1,251)	(604)
Foreign exchange forward contracts	—	(125)
Total unrealized gain (loss):	(1,251)	(729)
Total realized and unrealized gain (loss) on derivative instruments:	$6,799	$5,814

The total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to offset part of the exposure to interest rate changes in respect of outstanding or forecasted debt obligations was $389.3 million as of June 30, 2024 and $440.6 million as of June 30, 2023. The unrealized loss in the six months ended June 30, 2024 was related to a mark-to-market loss on interest rate swaps of $1.3 million. The unrealized loss in the six months ended June 30, 2023 was related to mark-to-market loss on interest rate swaps of $0.6 million and a loss of $0.1 million on foreign exchange contracts.

Net gain (loss) on foreign currency transactions: Net loss on foreign currency transactions for the six months ended June 30, 2024 was $198,000, compared to $27,000 for the six months ended June 30, 2023.

Income tax benefit (expense): Income tax expense for the six months ended June 30, 2024 was $0.4 million compared to an income tax benefit of $0.2 million for the six months ended June 30, 2023.

Net income (loss): As a result of the foregoing, the Partnership recorded a net loss of $5.4 million for the six months ended June 30, 2024, compared to net loss of $41.7 million for the six months ended June 30, 2023.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations, any vessel sales and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to payment of operating costs, servicing our debt, payment of lease obligations, funding investments (including the equity portion of investments in vessels), funding working capital, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows. As of September 18, 2024, we believe our sources of funds (assuming the current contracted rates are earned from our existing charters), including the undrawn portion of our revolving credit facilities of $10 million, are sufficient to meet our working capital and other cash requirements for our current business for at least the next twelve months. Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. Because we distribute our available cash, we expect to rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

On January 11, 2023, we reduced our quarterly common unit distribution to $0.026 per unit. We expect to continue to use our internally generated cash flow to provide for working capital, reduce our debt levels and strengthen our balance sheet.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in NOK, British Pounds and Euros. We have not made use of derivative instruments other than for interest rate and currency risk management purposes, and we expect to continue to economically hedge part of our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts when suitable opportunities arise.

We estimate that we will spend in total approximately $46.9 million for drydocking and classification surveys for the vessels in our fleet as of June 30, 2024, between 2024 and 2027, with approximately $7.1 million of this amount to be spent in the twelve months ending June 30, 2025. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we currently anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from drydocking yards that will depend on the distance from the vessel’s ordinary trading area to the drydocking yard.

As of June 30, 2024, the Partnership had available liquidity of $66.6 million, which consisted of cash and cash equivalents of $56.6 million and undrawn capacity under one of the revolving credit facilities of $10 million. The Partnership’s total interest-bearing obligations outstanding as of June 30, 2024 were $901.0 million ($895.4 million net of debt costs). The average margin paid on the Partnership’s outstanding debt during the second quarter of 2024 was approximately 2.26 % over the SOFR.

As of June 30, 2024, the Partnership had total $901.0 million in outstanding obligations, which include installments and interest on long-term debt, sale and leaseback commitments in respect of the Raquel Knutsen and the Torill Knutsen, interest commitments on interest rate swaps and operating lease commitments. Of the total outstanding obligations, $89.2 million matures within one year and $806.2 million matures after one year.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As of June 30, 2024, the Partnership’s net current liabilities were $27.3 million. Included in current liabilities are $89.2 million of short-term loan obligations that mature before June 30, 2025 and are therefore presented as current debt.

Currently, we do not have any off-balance sheet arrangements.

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

Six Months Ended June 30, 2024 Compared with the Six Months Ended June 30, 2023

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2024	2023
Net cash provided by (used in) operating activities	$60,572	$72,061
Net cash provided by (used in) investing activities	(75)	(2,744)
Net cash provided by (used in) financing activities	(67,710)	(53,747)
Effect of exchange rate changes on cash	(89)	(25)
Net increase in cash and cash equivalents	(7,302)	15,545
Cash and cash equivalents at the beginning of the period	63,921	47,579
Cash and cash equivalents at the end of the period	$56,619	$63,124

Net cash provided by operating activities

Net cash provided by operating activities decreased by $11.5 million to $60.6 million in the six months ended June 30, 2024, compared to $72.1 million in the six months ended June 30, 2023. Before changes in working capital, cash provided by operating activities was $69.0 million for the six months ended June 30, 2024, an increase of $15.3 million compared to $53.7 million for the six months ended June 30, 2023. The increase of $15.3 million was primarily due to drydocking expenditures related to the Carmen Knutsen, the Brasil Knutsen and the Hilda Knutsen for the six months ended June 30, 2023 compared with a small expenditure for corresponding period of 2024. Changes in working capital decreased net cash provided by operating activities by $8.4 million for the six months ended June 30, 2024, a decrease of $26.8 million from a contribution of $18.4 million for the six months ended June 30, 2023. The decrease from positive to negative contribution in changes in working capital was mainly due to the use of cash for the increase in other current assets and the use of cash for the decreases in trade accounts payable and accrued expenses.

Net cash used in investing activities

Net cash used in investing activities was $0.1 million in the six months ended June 30, 2024, compared to $2.7 million in the six months ended June 30, 2023. The decrease is mainly related to installation of a Ballast Water Treatment System (BWTS) on the Carmen Knutsen and the Brasil Knutsen in the first half of 2023 with a small installation on the Torill Knutsen for the corresponding period of 2024.

Net cash used in financing activities

Net cash used in financing activities during the six months ended June 30, 2024 of $67.7 million was mainly related to the following:

●	Proceeds of $60 million from the drawdown on a new three-year loan facility secured by the Hilda Knutsen.

This was offset by the following:

●	Repayment of long-term debt of $121.9 million, of which $58.5 million was repaid in connection with the refinancing of the maturing loan facility secured by the Hilda Knutsen;
●	Payment of cash distributions of $5.2 million; and
●	Payment of debt issuance costs of $0.5 million in connection with the refinancing of the maturing loan facility secured by the Hilda Knutsen.

Net cash used in financing activities during the six months ended June 30, 2023 of $53.7 million was mainly related to the following:

●	Proceeds of $240 million from the refinancing of a new five-year loan facility secured by the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen.

This was offset by the following:

●	Repayment of long-term debt of $286.1 million, of which $239.5 million was repaid in connection with the refinancing of the new loan facility secured by the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen;

●	Payment of cash distributions of $5.2 million; and
●	Payment of debt issuance costs of $2.5 million in connection with the refinancing of the $240 Million Loan Facility.

Borrowing Activities

Long-Term Debt

As of June 30, 2024, and December 31, 2023, the Partnership had the following debt amounts outstanding:

		June 30,	December 31,
(U.S. Dollars in thousands)	Vessel	2024	2023
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$275,984	$288,534
$240 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	204,528	222,264
Hilda loan facility	Hilda Knutsen	60,000	60,000
$192.1 million loan facility	Synnøve Knutsen, Tove Knutsen	149,149	153,702
$25 million revolving credit facility with NTT		15,000	25,000
$25 million revolving credit facility with Shinsei		25,000	25,000
Raquel Sale & Leaseback	Raquel Knutsen	76,415	79,070
Torill Sale & Leaseback	Torill Knutsen	94,955	99,065
Total long-term debt		$901,034	$963,005
Less: current installments		91,251	101,010
Less: unamortized deferred loan issuance costs		2,094	2,050
Current portion of long-term debt		89,157	98,960
Amounts due after one year		809,783	861,995
Less: unamortized deferred loan issuance costs		3,569	4,166
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$806,214	$857,829

The Partnership’s outstanding debt of $901.0 million as of June 30, 2024, is repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
2024 (excluding the six months ended June 30, 2024)	$7,038	$38,587	$(0)	$46,625
2025	14,399	76,081	176,583	267,063
2026	15,060	59,096	219,521	293,677
2027	15,751	30,231	37,500	83,482
2028	16,520	13,240	78,825	108,585
2029 and thereafter	102,602	—	—	102,602
Total	$171,370	$217,235	$512,429	$901,034

As of June 30, 2024, the interest rates on the Partnership’s loan agreements were SOFR plus a fixed margin ranging from 1.75% to 2.40%. The average margin paid on the Partnership’s outstanding debt during the second quarter of 2024 was approximately 2.26 % over SOFR.

For more information regarding the Partnership’s credit facilities outstanding as of December 31, 2023, please read Note 17—Long-Term Debt to our consolidated financial statements included in our 2023 20-F. Please see below for a description of additional credit facilities or amendments to existing credit facilities entered into by the Partnership since December 31, 2023. The Partnership is in compliance with all covenants under its credit facilities.

Dan Sabia Facility

On January 9, 2024, the loan facility secured by the Dan Sabia was repaid in full.

$60 Million Hilda Loan Facility

In May 2024, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, closed a new $60 million senior secured term loan facility with DNB Bank ASA and Nordea Bank ABP (the “$60 million Hilda Facility”). The $60 million Hilda Facility is repayable in 12 consecutive quarterly installments with a final payment due at maturity of $39.4 million, which includes the balloon payment and last quarterly installment. The $60 million Hilda Facility bears interest at a rate per annum equal to SOFR plus a margin of 2.25%. The $60 million Hilda Facility is secured by a mortgage on the Hilda Knutsen. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The facility matures in May 2027.

The $60 million Hilda Facility contains the following primary financial covenants:

●	The borrower shall at all times maintain liquidity equal to or greater than $500,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contracts up to 8 vessels and $1.0 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $60 million Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the Hilda Knutsen is less than 135% of the outstanding loan under the $60 million Hilda Facility, upon a total loss or sale of the Hilda Knutsen and customary events of default. As of June 30, 2024, the borrower and the guarantors were in compliance with all covenants under this facility.

Tuva Facility

On January 15, 2021, KNOT Shuttle Tankers 31 AS, the subsidiary owning the Tuve Knutsen, as borrower, entered into a $88 million term loan facility with Nordea Bank ABP (the “Tuva Facility”). The Tuva Facility became one of the Partnership’s debt obligations upon closing of the Tuva Knutsen Acquisition on September 3, 2024 (see Note 20-Subsequent Events), and is therefore not included in the Partnership’s outstanding debt as of June 30, 2024. The Tuva Facility is repayable in quarterly installments with a final payment due at maturity of $57.4 million, which includes the balloon payment and last quarterly installment. The facility bears interest at a rate per annum equal to SOFR plus a margin of 2.16%. In connection with the Tuva Knutsen Acquisition, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors. The facility is secured by a mortgage on the Tuva Knutsen. The facility matures in January 2027.

The Tuva Facility contains the following primary financial covenants:

●	The borrower shall at all times maintain liquidity equal or greater than $500,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Tuva Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the Tuva Knutsen falls below 125% of the outstanding loan, upon total loss or sale of the vessel and customary events of default.

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of June 30, 2024, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was $283.7 million based on total interest-bearing debt outstanding of $901.0 million, less the Raquel Knutsen and the Torill Knutsen sale/leaseback facilities of $171.4 million, less interest rate swaps with a notional amount of $389.3 million and less cash and cash equivalents of $56.6 million. Our interest rate swap contracts mature between March 2025 and February 2032 and have an average maturity of approximately 1.4 years. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month and six-month SOFR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a weighted average interest rate of 1.8%. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impaired by changes in the market value of such financial instruments.

Critical Accounting Estimates

The preparation of the unaudited condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. For a description of our material accounting policies that involve higher degree of judgment, please read Note 2—Summary of Significant Accounting Policies of our consolidated financial statements included in our 2023 20-F filed with the SEC.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements concerning future events and our operations, performance and financial condition and assumptions related thereto. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

●	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;
●	market trends in the production of oil in the North Sea, Brazil and elsewhere;
●	KNOT’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;
●	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;
●	KNOT Offshore Partners’ ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter-term charters or voyage contracts;
●	KNOT Offshore Partners’ ability to refinance its indebtedness on acceptable terms and on a timely basis and to make additional borrowings and to access debt and equity markets;
●	KNOT Offshore Partners’ distribution policy, forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units and Series A Preferred Units, the amount of any such distributions and any changes in such distributions;
●	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;
●	impacts of supply chain disruptions and the resulting inflationary environment;
●	KNOT Offshore Partners’ anticipated growth strategies;
●	the effects of a worldwide or regional economic slowdown;
●	turmoil in the global financial markets;
●	fluctuations in currencies, inflation and interest rates;
●	fluctuations in the price of oil;
●	general market conditions, including fluctuations in hire rates and vessel values;
●	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;
●	recoveries under KNOT Offshore Partners’ insurance policies;
●	the length and cost of drydocking;
●	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

●	the repayment of debt and settling of any interest rate swaps;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;
●	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;
●	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;
●	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;
●	timely purchases and deliveries of newbuilds;
●	future purchase prices of newbuilds and secondhand vessels;
●	any impairment of the value of KNOT Offshore Partners’ vessels;
●	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;
●	acceptance of a vessel by its charterer;
●	the impact of the Russian war with Ukraine, the conflict between Israel and Hamas and other conflicts in the Middle East;
●	termination dates and extensions of charters;
●	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations (including climate change regulations) and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;
●	availability of skilled labor, vessel crews and management;
●	the effects of outbreaks of pandemics or contagious diseases, including the impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;

●	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;
●	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;
●	estimated future capital expenditures;
●	Marshall Islands economic substance requirements;
●	KNOT Offshore Partners’ ability to retain key employees;
●	customers’ increasing emphasis on climate, environmental and safety concerns;
●	the impact of any cyberattack;
●	potential liability from any pending or future litigation;
●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
●	future sales of KNOT Offshore Partners’ securities in the public market;
●	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and
●	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the SEC, including its 2023 20-F and subsequent reports on Form 6-K.

Forward-looking statements in this Report on Form 6-K are based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in this Form 6-K and our 2023 20-F. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Exhibit Description
4.1	Share Purchase Agreement, dated September 3, 2024, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS, for the sale and purchase of the shares in KNOT Shuttle Tankers 31 AS
4.2	Share Purchase Agreement, dated September 3, 2024, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS, for the sale and purchase of the shares in KNOT Shuttle Tankers 20 AS
4.3	Settlement Agreement, dated September 3, 2024, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: September 18, 2024	By:	/s/ Derek Lowe
		Name:	Derek Lowe
		Title:	Chief Executive Officer and Chief Financial Officer